MOODY SECURITIES, LLC

Schedule I: Net Capital Computation Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2015

Net capital requirement, the greater of:		$ 7,237
1/15 of Aggregate Indebtedness	$ 7,237	
Minimum Dollar Requirement	5,000	
Net capital		186,281
Excess Net Capital:		$ 179,044
Aggregate indebtedness		$ 108,562
Excess net capital @ 100% (Net capital, less 10% aggregate indebtedness)		$ 175,425
Ratio of aggregate indebtedness to net capital		58.28%
Ratio of subordinated indebtedness to debt/equity total		N/A
Total assets		$ 431,197
Less - total liabilities		108,562
Net worth		322,635
Deductions from and/or charges to net worth:		
Total non-allowable assets	136,354	
Other deductions or charges	-	
Total deductions from net worth		136,354
Net capital before haircuts on securities positions:		186,281
Haircuts on securities	-	
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	-
Net capital		$ 186,281

Reconciliation with the Company's Computation (included in Part II of Form X-17-A-5) as of December 31, 2015:

Net capital, as reported in the Company's Part II (unaudited): Focus Report	$ 195,281
Audit adjustments: Accrued expenses	(9,000)
Net capital, per above	$ 186,281

See independent auditor's report